UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38203

Gravitas Education Holdings, Inc.

4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang

Fengtai District, Beijing 100078

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Based on information provided by Friedman LLP, the Company’s independent registered public accounting firm, Friedman LLP merged with and into Marcum LLP, effective September 1, 2022. The post-merger entity continued to operate as an independent registered public accounting firm under the name of Marcum LLP.

As a result of this merger, on January 5, 2023, the audit committee of the board of directors and the board of directors of the Company approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”), an affiliate of Marcum LLP, to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman LLP will now be provided by Marcum Asia.

Friedman’s report on the consolidated financial statements of the Company for the fiscal year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the Company’s fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through January 5, 2023, there have been no (i) disagreements between us and Friedman on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Friedman would have caused Friedman to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company provided Freidman with a copy of the forgoing disclosures and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with such disclosures. A copy of Friedman’s letter, dated January 5, 2023, is filed as Exhibit 16.1 to this Form 6-K.

During the fiscal years ended December 31, 2021 and 2022 and in the subsequent interim period through January 5, 2023, neither the Company nor anyone on behalf of the Company has consulted with Marcum Asia regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated January 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gravitas Education Holdings, Inc.

By	:	/s/ Hao Gu
Name	:	Hao Gu
Title	:	Chief Financial Officer

Date: January 5, 2023